March 20, 2012
VIA EDGAR SUBMISSION

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	BBVA Banco Frances S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 001-12568

Dear Mr. West:

On behalf of BBVA Banco Frances S.A. (“BBVA Francés” or the “Bank”), we acknowledge receipt by the Bank of the letter dated March 8, 2013 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F.

BBVA Francés is working to respond to the Comment Letter. However, given current press of business and local holidays, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of BBVA Francés, we respectfully request an extension of time to respond to the Comment Letter to April 5, 2013.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4779 with any questions you may have regarding the Bank’s proposed timetable for responding to the Comment Letter.

Very truly yours, /s/ Andrés V. Gil Andrés V. Gil

cc: Eduardo Gonzalez Correas
      Rocio Carreras
      Denise Leynaud
BBVA BBVA Francés S.A.